ACRI CAPITAL ACQUISITION CORPORATION

May 23, 2022

Via Edgar

Mr. Victor Revera Melendez

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Acri Capital Acquisition Corporation
Amendment No. 2 to the Registration Statement Filed: May 18, 2022
File No. 333-263477

Dear Mr. Melendez:

This letter is in response to the letter dated May 20, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Acri Capital Acquisition Corporation (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comment in this response and numbered them accordingly.

Amended Registration Statement on Form S-1

Management, page 105

1. To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.

Response:

In response to the Staff’s comment, we hereby respectfully advise the Staff that all of our officers, directors and director nominees are located in the United States, therefore, investors will be able to effet service of process and enforce judgement of United States courts predicted upon civil liabilities and criminal penalties on them under United States securities laws.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ “Joy” Yi Hua
“Joy” Yi Hua Chief Executive Officer

Arila E. Zhou, Esq.

Robinson & Cole LLP